UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 28, 2024

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In the Matter of

CHUN HUI LE WAN INTERNATIONAL HOLDING GROUP LTD **Suite 2206, Cassia Court** **72 Market St, Camana Bay** **Grand Cayman** **Cayman Islands**	**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-276236

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CHUN HUI LE WAN INTERNATIONAL HOLDING GROUP LTD filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

CHUN HUI LE WAN INTERNATIONAL HOLDING GROUP LTD has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 28, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief